Hateley & Hampton

Attorneys & counselors

201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

June 27, 2014

Mr. Tom Kluck

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Tech Foundry Ventures, Inc.

Response to Comment letter dated June 14, 2014

Registration Statement on Form S-1

Filed: May 19, 2014

File No. 333-196075

Dear Mr. Kluck:

Enclosed is the Pre-Effective Amendment One to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated June 14, 2014.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:	None.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:	Logo is attached as Exhibit 1.

3.	Please advise dealers of their prospectus delivery obligation on the outside back cover page of the prospectus, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

Response:	Revised.

Hateley & Hampton Attorneys & counselors

Mr. Tom Kluck

June 27, 2014

Prospectus Cover Page

4.	We note that there is no minimum number of shares that must be sold. Please revise to include an affirmative statement that proceeds from the sale of the shares in this offering will not be placed in an escrow or trust account. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response:	Revised. Added “The proceeds from the sale of the offered shares will not be placed in escrow or a trust account and will be immediately available to us.”

5.	We note that the description of your business in this section does not fully align with the description of your business on pages 32-35. For example, you state on page 4 that your consulting services will be “focused on providing administrative support and consulting to entertainment, web and mobile technology companies.” On pages 28 and 32, however, you state that your business is to advise and consult “companies that are looking into access[ing] the capital markets . . . .” Please revise your registration statement to disclose the principal services you intend to provide in a clear, consistent, and concise manner.

Response:	Revised to reflect that our business will focus on providing administrative support to clients.

6.	We note your disclosure on page 4 that you intend to seek clients in the “consumer” and “oil and gas and mining” industries. Please revise your disclosure to explain why you intend to focus on these industries in light of your disclosure on page 5 regarding the entertainment, web, and mobile technology industries.

Response:	Revised to reflect that our focus will be digital media, entertainment, music, consumer, Internet, and social networking.

7.	We note your disclosure on page 5 that you intend to target geographical areas that have “no shortage of entrepreneurs or innovation, “but currently lack the infrastructure, capital and expertise to develop these businesses as efficiently as other markets.” Please revise your disclosure to identify the geographical areas that you intend to operate in.

Response:	Revised to limit the Company’s geographical areas to California with the initial emphasis on Los Angeles.

Hateley & Hampton Attorneys & counselors

Mr. Tom Kluck

June 27, 2014

Our business strategy, page 5

8.	We note your disclosure on page 5 that your goal is to “obtain equity” in certain companies and your disclosure on page 6 that you will accept performance for your services in the form of securities. Please provide us with a detailed analysis of whether you are subject to the Investment Company Act of 1940. Please note that we may refer your response to the Division of Investment Management for further review.

Response:	Revised to exclude equity as part of the Company’s compensation and limit the consulting to administrative and strategic advice.

9.	Please explain what you mean when you state on page 5 that “[c]apital is deployed based on pre-determined development milestones, with a maximum investment of $500,000 per portfolio company.” If you intend to invest in the companies that you provide consulting services for, please expand your disclosure significantly to explain this line of your business. Also, discuss the source of such capital.

Response:	Revised to exclude capital investing as part of the Company’s business plan.

Risks Associated With Out Company and Industry, page 9

10.	We note your risk factor disclosure on page 9 regarding your financial condition and auditor’s opinion that substantial doubt exists as to whether you can continue as an ongoing business. Please revise your disclosure to include a subcaption describing this risk.

Response:	Revised to include the subcaption “Our independent registered auditors’ report includes an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern.”

11.	Please include a risk factor to discuss, if true, that Messrs. Cocks and Levine have no experience in running a public company.

Response:	Messrs. Cocks and Levine both have experience in running public companies. Revised to reflect this fact.

Our officers and directors have limited experience…, page 9

12.	We note your disclosure on page 9 disclosing that while your officers and directors have experience in the financial services and consulting industry, they lack experience providing such services to clients in the United States. Please revise your disclosure, where appropriate, to discuss the extent of your officers and directors experience with providing financial consulting services in markets outside of the United States. Please state examples of the types of services they have provided and identify the markets in which they have provided such services.

Response:	Revised to reflect their experience in Canada and the United States.

Hateley & Hampton Attorneys & counselors

Mr. Tom Kluck

June 27, 2014

We may be unable to adequately protect our intellectual property from infringement by third parties, page 10

13.	We refer to your disclosure on page 35 that you do not currently have any intellectual property rights. Please revise this risk factor disclosure to clarify that you do not currently have any intellectual property rights.

Response:	Revised to reflect that the Company does not have any intellectual property.

14.	Please revise your disclosure on page 12 to include subcaptions summarizing the risks described on this page.

Response:	Revised.

15.	We note your disclosure on page 12 that conflicts of interest between you and your officers and directors may arise from their competing businesses. Please identify here or elsewhere in the prospectus, as appropriate, Messrs. Cocks’ and Levine’s affiliation with such competing businesses and provide more detail regarding their relationship with these entities.

Response:	Revised to reflect that Messrs. Cocks and Levine will not compete with the Company with respect to any opportunities that arise in the United States.

Use of Proceeds, page 19

16.	We note that footnotes 1 and 2 on page 19 do not appear to reference the table disclosed on the same page. Please reconcile or advise.

Response:	Reconciled.

17.	We note your footnote disclosure that Mr. Cocks, Mr. Levine, and BCIM Management, LP, have verbally agreed to loan the Company funds to complete the registration process. Please clarify whether these verbal agreements are in addition to the $42,000 in total shareholder advances that have already been made. Additionally, please clarify whether the shareholder advances will be used to cover the offering expenses. Further, we note your disclosure that “Mr. Cocks has no obligation to loan such funds to us and that there is no guarantee that he will loan such funds to us.” Please clarify whether Mr. Levine or BCIM Management, LP have any obligation to loan such funds to you.

Response:	Revised to reflect that Messrs. Cocks and Levine and BCIM Management, LP have agreed to loan the Company funds in addition to the $42,000 in shareholder advances already made and that they advances will be used to cover the offering expenses. Revised to reflect that neither Mr. Levine nor BCIM Management, LP have any obligation to loan such funds to the Company.

Hateley & Hampton Attorneys & counselors

Mr. Tom Kluck

June 27, 2014

Dividend Policy, page 24

18.	We note that your disclosure on pages 24-25 under the headings “Dividend Policy” and “Market For Securities” is identical to disclosure on pages 31-33. Please revise your registration statement to remove duplicative disclosure.

Response:	Revised to remove the duplicative disclosure.

Establish our Office, page 28

19.	We note your disclosure that you intend to establish a physical office in Santa Monica. We also note your disclosure on page 10 that your officer and director “reside outside of the United States,” and your disclosure on page 36, that they will only devote ten hours per week to your business. Please revise your disclosure to explain where your officer and director will work from and to clarify how this arrangement will work.

Response:	Revised to reflect that the Company’s officer and director intends to visit the Santa Monica office 1 week per month. During the time he is in Canada, he will be working from his residence.

Negotiate agreements with potential referral sources and customers, page 29

20.	We note your disclosure that you will “start negotiation with potential customers and referral sources.” Please explain what type of agreements you intend to enter into with referral sources. Further, please explain what you will be negotiating with your customers.

Response:	Revised to reflect that the Company intends to offer reciprocal referrals to potential referral sources. The Company does not currently intend to pay any compensation to referring parties.

Commence Marketing Campaign, page 29

21.	We note your disclosure on page 29 that you will begin to market your “product,” and that you “plan to attend trade shows in construction industry to showcase our product with a view to find new customers.” Please revise your disclosure to explain your proposed marketing campaign, specific to your business.

Response:	Revised to reflect the Company’s specific proposed marketing campaign.

Hateley & Hampton Attorneys & counselors

Mr. Tom Kluck

June 27, 2014

Possible Potential Conflicts, page 37

22.	We note your disclosure on page 36 that Mr. Cocks also works for a company that provides consulting services to start-ups and other companies. Please revise your disclosure to discuss in more detail the conflicts that exist as a result of Mr. Cock’s responsibilities as Chairman and CEO of West Isle Ventures, Ltd. Please also discuss the extent of the similarities and differences in the service provided by West Isle Ventures, Ltd. And the series you intend to provide.

Response:	Revised to reflect that Mr. Cocks’ responsibilities as Chairman and CEO of West Isle Ventures, Ltd. will be limited to activities in Canada and that his duties at the Company will be limited to the United States. In Canada, Mr. Cocks provides consulting services to oil and gas and mining resources companies. The Company will provide services primarily to technology, entertainment and media.

Summary Executive Compensation Table, page 39

23.	We note your disclosure that Mr. Cocks can determine the amount and timing of his compensation. Please include a risk factor to disclose that your sole officer has the discretion to set his future compensation, if any. We also note that Mr. Cocks is listed as a director on this page. Please revise your disclosure elsewhere accordingly or advise.

Response:	Revised to reflect that the Board of Directors, which is comprised of Messrs. Cocks and Levine, will determine the amount and timing of Mr. Cocks’ compensation.

Security Ownership of Certain Beneficial Owners and Management, page 39

24.	Please revise the table to include the required information for BCIM Management, LP. We note your disclosure on page 4 that this entity was issued 7,000,000 common shares. Please also identify the natural person(s) that have voting or dispositive control over the company’s securities.

Response:	Revised to include the required information for BCIM Management, LP.

Note 5 – Stockholders’ Deficit, page F-9

25.	We note that 21 million shares of common stock were issued in exchange for $2,100 of services rendered related to the formation. Please explain to us in further detail the nature of these services and how you determined the value of the services received.

Response:	Revised to further clarify that the board of directors authorized the issuance of the shares for $0.0001 per share, or $700 per shareholder, for preformation services rendered to develop the organizationa, business model, and website. The board valued the services at par, or $700 per shareholder, which it believes is fair and reasonable.

Hateley & Hampton Attorneys & counselors

Mr. Tom Kluck

June 27, 2014

Exhibit 5.1

26.	Please advise counsel that it is inappropriate to qualify the legality opinion as to the jurisdiction in which counsel is licensed. See Staff Legal Bulletin No. 19, Item II.B.3.b.

Response:	I have revised the legal opinion.

We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

Sincerely yours,

HATELEY & HAMPTON,

Donald P. Hateley, Esq., CPA

cc:	Jeffrey Cocks, President